UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 000-56154

Guardforce AI Co., Limited

(Translation of registrant’s name in English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Chief Financial Officer

On May 17, 2021, Guardforce AI Co., Limited (the “Company” or “Guardforce AI”) announced that Terence Wing Khai Yap (“Mr. Yap”) resigned as the Chief Financial Officer of the Company, effective as of May 17, 2021. Mr. Yap’s decision to resign was not the result of any dispute or disagreements with the Company on any matter relating to the Company’s operation, policies (including accounting or financial policies) or practices.

On the same date, the board of directors (the “Board”) of the Company appointed Ms. Cynthia Chung Chi Ng (“Ms. Ng”) as the Chief Financial Officer of the Company. The Company and Ms. Ng have not entered into any arrangement regarding the payment of compensation for acting as an officer of the Company.

Ms. Ng has over 17 years of accounting and auditing experience. Ms. Ng also has experience of providing consultancy services to entities with a focus on U.S. publicly traded companies. From 2019 to 2020, she served as the Chairman of the audit committee of a company trading in the U.S. OTC market. From 2018 to 2019, Ms. Ng served as the Chief Financial Officer at Guardforce AI. In 2017, she acted as the Asian services leader in the audit business unit of Crowe Horwath LLP in Denver, Colorado. From 2013 to 2016, Ms. Ng acted as the Audit Senior Manager of GHP Horwath P.C. also in Denver, Colorado. Ms. Ng is a Certified Public Accountant (CPA) and a fellow member of the Association of Chartered Certified Accountants (ACCA). Ms. Ng received her Bachelor’s Degree in Business Administration – Accountancy & Law from City University of Hong Kong in 2003.

Ms. Ng was appointed until her successor is duly elected and qualified. There are no arrangements or understandings between Mr. Ng and any other persons pursuant to which she was selected the Chief Financial Officer. There are no family relationships among the newly appointed Chief Financial Officer and our directors or officers that would require disclosure under Item 401(d) of Regulation S-K. There has been no transaction, nor is there any currently proposed transaction, between Ms. Ng and the Company that would require disclosure under Item 404(a) of Regulation S-K.

The Company issued a press release on May 17, 2021, announcing the appointment of Ms. Ng as the Company’s Chief Financial Officer, a copy of which is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Guardforce AI Announces Appointment of New Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUARDFORCE AI CO., LIMITED

May 17, 2021	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

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